(d)(14)(iii)

September 14, 2012

Ms. Frances D’Alessio

Managing Director

Thornburg Investment Management, Inc.

2300 North Ridgetop Road

Santa Fe, NM  87506

Dear Ms. D’Alessio:

On Thursday, September 6, 2012, the Board of Directors (the “Board”) of ING Partners, Inc. voted to replace Thornburg Investment Management, Inc. (“Thornburg”) as sub-adviser to ING Thornburg Value Portfolio (the “Portfolio”) and to terminate the Sub-Advisory Agreement (the “Agreement”) with Thornburg in accordance with Section 16 of the Agreement, effective at the close of business on November 16, 2012.

In the interim, we will be contacting you to facilitate a smooth transition.  Further, the Board has mandated that the incoming and outgoing sub-advisers work together to facilitate an orderly transition that will minimize transaction costs and market impact to shareholders.  I know we can count on your cooperation in this regard.

Finally, we want to thank you for your support throughout this process and dedication to the Portfolio.

Very truly yours,

/s/ Todd Modic
Todd Modic
Senior Vice President
ING Partners, Inc.

7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Partners, Inc.